Contact

www.linkedin.com/in/kevin-keeland-3aba2143 (LinkedIn)
selectcbd.com (Company)

Top Skills

Business-to-Business (B2B)
Facebook Ads
Web Application Design

Kevin Keeland

CEO

Marina del Rey, California, United States

Summary

Experienced Chief Technology Officer with a demonstrated history of execution and results. Skilled in Search Engine Optimization (SEO), Digital Strategy, Landing Page Optimization, User Experience, and E-commerce. Strong information technology professional with a history of results.

Experience

Mushroom Supplies

Chief Executive Officer
November 2021 - Present (2 years 10 months)
Anaheim, California, United States

Sentia Wellness

SVP of E-Commerce & Sales
February 2020 - November 2021 (1 year 10 months)
Portland, Oregon Metropolitan Area

Created and current operator of SocialCBD.com. Focused on direct to consumer packaged goods and strong retail presence with 19,000 doors in the United States including CVS, Walgreens and 7-Eleven. Looking for international expansion opportunities.

Cura Cannabis Solutions

VP of Digital Strategy
August 2017 - February 2020 (2 years 7 months)
Portland, Oregon Area

At Cura, developed e-commerce for selectCBD.com from $0 to a $9mm run rate in 12 months, created an affiliate program with over 8000 affiliates and launched an organic content strategy. Acquired by CuraLeaf for almost $1 billion.

SeoulSEO

Chief Technology Officer at SeoulSEO
October 2011 - April 2016 (4 years 7 months)

Portland, Oregon Area

Created systems for e-commerce brands that allow harmony between vendors and clients resulting in higher sales conversions on the internet.

Peeka.com

Chief Technology Officer at Peeka.com

January 2012 - June 2013 (1 year 6 months)

Responsible for the creation and management of all technology systems at Peeka.com as well as being a founder. Including development of software and management of the product team.

Peeka worked with some of the largest gift card companies in the world to provide a retail gift card experience that you could email to friends and family.

Norwest Business Sales

Analyst at Norwest Business Sales

January 2003 - April 2004 (1 year 4 months)

Created in depth business valuations in the range of 5mm to 50mm and marketed them to potential buyers. Valuations were done in ways that maximized our client's value.

Education

University of Oregon

Business, Business Entrepreneurship · (2004 - 2008)

Portland State University

BS, Real Estate Finance · (2003 - 2004)